                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                                XYLAN CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
                         (Title of Class of Securities)

                                   984151 10 0
                                 (CUSIP Number)

                                  MICHAEL HAASE
                                   ALCATEL USA
                                 1000 COIT ROAD
                               PLANO, TEXAS 75075
                                 (972) 519-6855
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  APRIL 5, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/
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                                  SCHEDULE 13D
CUSIP NO.  984151 10 0                                         PAGE 2 OF 6 PAGES

    1     NAME OF REPORTING PERSON

          Zeus Acquisition Corp.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Pending

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /
    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

          AF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          California

              NUMBER OF                7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     0
              OWNED BY
                EACH                   8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                     41,821,901 shares of Common Stock

                                       9     SOLE DISPOSITIVE POWER

                                             0

                                      10     SHARED DISPOSITIVE POWER

                                             41,821,901 shares of Common Stock

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          41,821,901 shares of Common Stock

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          approximately 91%

   14     TYPE OF REPORTING PERSON*

          CO
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                                  SCHEDULE 13D
CUSIP NO.                                                      PAGE 3 OF 6 PAGES

    1     NAME OF REPORTING PERSON

          Alcatel Data Networks, S.A.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Not applicable

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*


    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                    / /

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France

              NUMBER OF           7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                0
              OWNED BY
                EACH              8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                2,814,244 shares of Common Stock

                                  9     SOLE DISPOSITIVE POWER

                                        0

                                 10     SHARED DISPOSITIVE POWER

                                        2,814,244 shares of Common Stock

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,814,244 shares of Common Stock

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                     / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          approximately 6.1%

   14     TYPE OF REPORTING PERSON*

          CO
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                                  SCHEDULE 13D
CUSIP NO.                                                      PAGE 4 OF 6 PAGES

    1     NAME OF REPORTING PERSON

          Alcatel

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Not applicable

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

          WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                    / /

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France

              NUMBER OF         7      SOLE VOTING POWER
               SHARES
            BENEFICIALLY               0
              OWNED BY
                EACH            8      SHARED VOTING POWER
              REPORTING
             PERSON WITH               44,636,145 shares of Common Stock

                                9      SOLE DISPOSITIVE POWER

                                       0

                               10      SHARED DISPOSITIVE POWER

                                       44,636,145 shares of Common Stock

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          44,636,145 shares of Common Stock

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                     / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          approximately 97%

   14     TYPE OF REPORTING PERSON*

          CO
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                                                               PAGE 5 OF 6 PAGES



         Item 5 of the Schedule 13D, dated March 8, 1999 (the "Statement"), relating to the common stock, par value $0.001 per share (including the associated Preferred Share Purchase Rights) (collectively, the "Shares"), of Xylan Corporation, a California corporation (the "Company"), is hereby amended by adding thereto the information set forth below. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(c) At 12:00 midnight, New York City time, on Friday, April 2,
1999, the Offer expired. On April 5, 1999, subject to the terms of the Offer, Purchaser accepted for payment 41,821,901 Shares validly tendered in the Offer and not withdrawn. As a result, together with the shares owned by Alcately Data Networks, S.A., Parent is deemed to be the beneficial owner of an aggregate of 44,636,145 Shares, representing approximately 97% of the Shares represented by the Company to be outstanding as of April 6, 1999, and Purchaser is deemed to be the beneficial owner of an aggregate of 41,821,901 Shares, representing approximately 91% of the Shares represented by the Company to be outstanding as of April 6, 1999. Each of Parent and Purchaser has the shared power to vote and dispose of such Shares. In addition, each of Alcatel USA and Alcatel USA
Holdings is deemed to be the beneficial owner of the 41,821,901 Shares beneficially owned by Purchaser and to have shared voting and dispositive power with respect to such Shares.
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                                                               PAGE 6 OF 6 PAGES

SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 8, 1999

                               ALCATEL


                               By: /s/ Serge Tchuruk
                                   -------------------------------------------
                                   Name:  Serge Tchuruk
                                   Title: Chairman and Chief Executive Officer


                               ALCATEL DATA NETWORKS, S.A.


                               By: /s/ Olivier Baujard
                                   -------------------------------------------
                                   Name:  Olivier Baujard
                                   Title: Chairman and Chief Executive Officer


                               ZEUS ACQUISITION CORP.


                               By: /s/ Olivier Houssin
                                   -------------------------------------------
                                   Name:  Olivier Houssin
                                   Title: Chairman